Exhibit 8.1

Anfield Energy Inc.

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Anfield Resources Holding Corp.	Utah
ARH Wyoming Corp.	Wyoming
Highbury Resources Inc.	Wyoming
Anfield Precious Metals Inc.	South Dakota
Neutron Energy, Inc.	Nevada